FILE NO. 70-8875

                             SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549
                             POST-EFFECTIVE AMENDMENT NO. 13
                                          TO
                                        FORM U-1
                                    (AMENDMENT NO. 15)

                               APPLICATION/DECLARATION UNDER
                     THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Northeast Utilities                            Holyoke Water Power Company
Western Massachusetts Electric Company         Canal Street
174 Brush Hill Avenue                          Holyoke, MA 01040
West Springfield, MA 01090-0010

The Connecticut Light and Power Company        Public Service Company
NU Enterprises, Inc.                            of New Hampshire
Northeast Generation Service Company           North Atlantic Energy
Northeast Generation Company                    Corporation
Select Energy, Inc.                            1000 Elm Street
Mode 1 Communications, Inc.                    Manchester, NH 03015
107 Selden Street
Berlin, CT 06037

(Name of companies filing this statement and addresses of principal executive offices)

                                NORTHEAST UTILITIES
                     (Name of top registered holding company)

                                 Cheryl W. Grise, Esq.
                   Senior Vice President, Secretary and General Counsel
                            Northeast Utilities Service Company
                                   P.O. Box 270
                              Hartford, CT 06141-0270
                         (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to

Jeffrey C. Miller          David R. McHale       Richard C. MacKenzie, Esq.
Assistant General Counsel  Vice President and    Day, Berry & Howard LLP
                            Treasurer
Northeast Utilities         Northeast Utilities  185 Asylum Street
Service Company               Service Company    CityPlace I
P.O. Box 270                 P.O. Box 270        Hartford, CT 06103-0343
Hartford, CT 06141-0270   Hartford, CT 06141-0270

The Application/Declaration in this proceeding, as amended, is further amended by the amendment and restatement in full of Post-Effective Amendment No. 11 (Amendment No. 13), as follows:

ITEM 1. DESCRIPTION OF THE TRANSACTION

BACKGROUND

1.	By Order dated November 20, 1996 (HCAR No. 35-26612), Supplemental Order
dated February 11, 1997 (HCAR No. 35-26665), Supplemental Order dated March
25, 1997 (HCAR No. 35-26692), Supplemental Order dated May 29, 1997 (HCAR No. 35-26721), Supplemental Order dated January 16, 1998 (HCAR No. 35-26816) and Supplemental Order dated May 13, 1999 (HCAR No. 35-27004) in this File No. 70-8875, the Commission, among other things, authorized the short-term borrowing limits for Northeast Utilities ("NU"), The Connecticut Light and
Power Company ("CL&P") and Western Massachusetts Electric Company ("WMECO")
for the period to and including December 31, 2000 (the "Authorization
Period"). The short-term borrowings for NU, CL&P and WMECO (collectively, the "Borrowers") have taken and will take a variety of forms, including short-
term notes issued to bank and non-bank lending institutions through formal and informal credit lines, commercial paper issuances, open-account advances by NU to certain of its subsidiaries and use of the NU system money pool.
Among the formal credit lines with lending institutions currently in effect are a revolving credit facility to which CL&P and WMECO are parties (the "Existing System Revolver") and an unsecured revolving credit facility for NU (the "Existing NU Facility"). Both the Existing System Revolver and the Existing NU Facility will expire on November 21, 1999 and will be replaced by various short-term borrowings for which authorization is being sought hereunder. Proceeds from new credit facilities which the Borrowers expect to enter into covering the remainder of the Authorization Period will be used
(i) to replace outstanding borrowings under the existing credit facilities expiring on November 21, 1999; (ii) to fund maturities of long term outstanding debt (projected to be approximately $200 for CL&P and $60 for
WMECO during the Authorization Period) and (iii) to continue to provide
access to working capital.   The Borrowers wish to amend the Application to
seek authorization for them to continue to incur short-term debt during the remainder of the Authorization Period on the terms as described herein.

2.	In addition, (1) WMECO seeks Commission authorization to increase its short-term borrowing limit from $150 million to $250 million for the remainder of the Authorization Period. WMECO needs this added short-term debt capacity to meet its working capital needs pending receipt of proceeds from mandated sales of generation assets under Massachusetts restructuring laws and securitization of regulatory assets. Such proceeds will be used to repay much of WMECO's bonds and preferred stock. In this interim period WMECO is not issuing new bonds or preferred stock, so short-term debt bridges this period. WMECO presently forecasts its short-term debt needs to peak at $160 million, after a bond maturity of $60 million in January, 2000. The additional short-term authority being sought is necessary to meet unanticipated needs that may arise from variables in timing of receipt of restructuring and securitization proceeds. WMECO is planning to enter into a new Revolving Credit Agreement whereby up to $200 million will be available for these purposes; and (2) NU seeks Commission authorization during the Authorization Period to increase its short-term borrowing limit from $200 million to $400 million for the remainder of the Authorization Period. NU believes a higher level of short-term authorization is required to provide the flexibility and support of its regulated and unregulated subsidiaries, principally, Select Energy, which they need to compete effectively in the rapidly changing energy industry. NU plans to enter into a new Revolving Credit Agreement under which $350 million will be available for these purposes, including direct borrowings by NU and guarantees of letters of credit written for such subsidiaries.

3. Lastly, the Applicants wish to obtain authorization for the proposed changes to the NU System Money Pool to prohibit Mode 1 from borrowing thereunder, as described below.

AMENDMENTS TO THE APPLICATION

To reflect the foregoing, the Application/Declaration, as amended (the "Application") in this proceeding is further amended as follows:

4.   The following Paragraph 1A is added:

"1A.   The Applicants hereby seek authorization to engage in certain financing transactions for which the specific terms and conditions are not known at this time, and which may not be covered by Rule 52, without further approval by the Commission. The short-term borrowings for NU, CL&P and WMECO (collectively, the "Borrowers") have taken and will take a variety of forms, including short-term notes issued to bank and non-bank lending institutions through formal and informal credit lines, commercial paper issuances, open-account advances by NU to certain of its subsidiaries and use of the NU System Money Pool. The following general terms will be applicable to the financing transactions requested to be authorized hereby. The effective cost of money on borrowings occurring pursuant to the authorization granted under this Application will not exceed 400 basis points over the base rate in effect from time to time of the bank or financial institution identified for such purpose with respect to the relevant financing or, if no such base rate is identified, the base rate in effect from time to time of a representative money center bank. The maturity of debt incurred will not exceed 364 days. The fees, commissions, or other similar remuneration paid in connection with the issuance of such debt or the entering into of credit facilities with respect to debt incurred pursuant to the Application will not exceed 3% of the principal amount of such debt. Borrowings from banks and other financial institutions may be either unsecured or secured. To the extent required, the provision of any collateral to secure debt incurred pursuant to this Application will be approved by applicable state regulatory commissions. Specific terms of any borrowings will be determined by the Borrowers at the time of issuance and will comply in all regards to the parameters of financing authorizations set forth above. A copy of any note or agreement executed pursuant to this Authorization will be filed under cover of the next quarterly report under Rule 24. Because the borrowing needs of NU and WMECO may exceed the limits previously authorized by the Commission, NU and WMECO seek to increase their short-term maximum borrowing limits to $400 million and $250 million, respectively. The proceeds of the new credit arrangements will provide the Borrowers, as applicable during the Authorization Period, with continued access to working capital and, as to the operating companies, serve as a source of funds pending receipt of proceeds from asset sales and securitization, and as to NU, provide it with funds to invest in its subsidiaries and for other corporate purposes."

5. Paragraphs 2, 3, 4, 5, 6, 11, 23, 25, 28, and 29 of the Application are hereby amended to the extent inconsistent with paragraph 4 above.

6. To account for increases in WMECO's limits on short-term debt, paragraph 27 is amended by substituting "$400 million in the case of NU" for "$200 million in the case of NU" and "$250 million in the case of WMECO" for "$150 million in the case of WMECO", where such phrases appear therein. No change is requested with respect to the limits on short-term debt borrowings for CL&P, PSNH, HWP or NAEC.

7. To amend the terms of the NU System Money Pool to provide that Mode 1 may not be a borrower thereunder, the first three sentences of paragraph 13 are deleted and replaced with the following:

   "13.   The Applicants propose to continue using, and the Nonutility
Subsidiaries propose participating in, the NU System Money Pool, which is administered on their behalf by Northeast Utilities Service Company
("NUSCO") under the direction of an officer in the NUSCO Treasury Organization. The NU System Money Pool currently consists principally of surplus funds that may be available from day to day to the Applicants, including NU and to the Nonutility Subsidiaries. The funds available to the NU System Money Pool will be loaned on a short-term basis to those Applicants, other than NU, to the Nonutility Subsidiaries, other than Mode 1, and to the Non-Applicant Companies, that have a need for short-term funds, subject to certain limitations described therein."

8. Paragraph 17 is deleted in its entirety and replaced with the following:

    "17.    Money Pool transactions will be designed to match, on a daily basis, the available cash and short-term borrowing requirements of the Applicants and the Nonutility Subsidiaries (other than Mode 1), thereby minimizing the need for short-term borrowings to be made by the Applicants (other than NU) and the Nonutility Subsidiaries (other than Mode 1) from external sources. To this end, it is anticipated that the short-term borrowing requirements of the Applicants (other than NU) and the Nonutility Subsidiaries (other than Mode 1) will be met, in the first instance, with the proceeds of borrowings available through the NU System Money Pool, and thereafter, to the extent necessary, with the proceeds of external short-term borrowings, as described below. Those participants in the NU System Money Pool without access to the commercial paper market will have priority as borrowers from the NU System Money Pool, and only PSNH, NAEC, HWP, NUEI, NGS, NGC, Select, NNECO, Quinnehtuk, RR and HEC will be eligible to borrow through the NU System Money Pool from the proceeds of external borrowings by NU. If at any time there are funds remaining in the NU System Money Pool after satisfaction of the borrowing needs of the borrowers, NUSCO, as agent for the NU System Money Pool, will invest those funds as described in paragraph 13 and allocate the earnings on any such investments among the Money Pool participants, providing such excess funds on a pro rata basis according to the amount of the funds so provided."

ITEM 2. FEES, COMMISSION AND EXPENSES

9. See Exhibit K.3 attached hereto.

ITEM 4. REGULATORY APPROVALS

10. No state commission has jurisdiction with respect to any aspect of the transactions proposed in this Amendment and, assuming the Commission authorizes and approves all aspects of such transactions, no Federal commission other than the Securities and Exchange Commission has jurisdiction with respect to any aspect thereof.

 ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

11. The following additional exhibits and financial statements are filed herewith:

(a)       Exhibits

A.8  Proposed Terms of the NU Money Pool (Revised November, 1999)

F.5  Opinion of Counsel related to matters described in Post-
Effective Amendment No. 13.

K.3 Schedule of Fees, Commissions and Expenses relating to matters described on Post-Effective Amendment No. 13.
Statement Pursuant to Rule 54

12. Except in accordance with the Act, none of the Applicants (a) have acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has as a consequence of the transactions proposed herein will have a right under, a service, sales or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by the Applicants to acquire any securities of, or any interest in, an EWG or a FUCO.

12. The Applicants are in compliance with Rule 53(a), (b) and (c), as demonstrated by the following determinations:

(i) NU's aggregate investment in EWGs and FUCOs (i.e., amounts invested in or committed to be invested in EWGs and FUCOs for which there is no recourse to the NU) does not exceed 50% of NU and its subsidiaries' consolidated retained earnings as reported for the four most recent quarterly periods on NU's Form 10-K and 10-Qs.
At June 30, 1999 the ratio of such investment ($6 million) to such consolidated retained earnings ($579 million) was 1 percent.

(ii)	Ave Fenix (NU's only EWG or FUCO at this time) maintains books and records, and prepares financial statements in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission with access to such books and records and financial statements, as it may request.

(iii) No employees of the Applicants have rendered services to the EWG/FUCO.

(iv)	NU has submitted (a) a copy of each Form U-1 and Rule 24
certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over all the rates of NU's public utility subsidiaries.

(v)	None of the Applicants have been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been
confirmed in such proceeding. In addition, although NU's average consolidated retained earnings ("CREs") for the four most recent quarterly periods have decreased by 10% or more from the average for the previous four quarterly periods (at June 30, 1998, NU's
CREs were $698 million; at June 30, 1999 NU's CREs were $579 million), NU's aggregate investment in EWGs/FUCOs at such date ($6 million) did not exceed two percent of NU's consolidated capital invested in utility operations ($5,950 million).
(vi)	In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs, unless such losses did not exceed 5 percent of NU's consolidated retained earnings.



                              SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned have duly caused this Post-Effective Amendment to be signed on behalf of each of them by the undersigned thereunto duly authorized.

Date:  November 17, 1999

NORTHEAST UTILITIES
WESTERN MASSACHUSETTS ELECTRIC COMPANY
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
HOLYOKE WATER POWER COMPANY
NORTH ATLANTIC ENERGY CORPORATION
NU ENTERPRISES, INC.
NORTHEAST GENERATION COMPANY
NORTHEAST GENERATION SERVICE COMPANY
SELECT ENERGY, INC.
MODE 1 COMMUNICATIONS, INC.


 By: /s/David R. McHale
     David R. McHale
     Vice President and Treasurer


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 17, 1999



THE CONNECTICUT LIGHT AND POWER COMPANY



By:  /s/Randy A. Shoop
     Randy A. Shoop
     Treasure